FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2013
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Financial Technologies (India) Limited Upgrades to BlackBerry 10	2.

Document 1

  NEWS RELEASE
November 21, 2013

FOR IMMEDIATE RELEASE

Financial Technologies (India) Limited Upgrades to BlackBerry 10

FTIL affirms commitment to secure data by investing in BlackBerry enterprise technology

NEW DELHI, INDIA--(Marketwired - Nov. 21, 2013) - BlackBerry(R) (NASDAQ:BBRY)(TSX:BB) today announced that Indian financial services company, Financial Technologies (India) Limited (FTIL), has upgraded their mobile fleet to BlackBerry(R) 10 smartphones and invested in BlackBerry's leading Enterprise Mobility Management (EMM) solution, BlackBerry(R) Enterprise Service 10 (BES 10), to manage their mobile infrastructure and support a BYOD environment. The provider of technology IP to create and trade on next-generation financial markets, FTIL is committed to bringing greater flexibility to employees who use smartphones for personal use, without compromising corporate data security

As a company dealing with sensitive data, keeping information secure is critical to FTIL's IT department. With an increasing number of employee devices entering the workforce, FTIL needed a platform that would provide access to company data from personal mobile devices without compromising company security. Rohit Ambosta, Senior Vice President of IT at FTIL said, "We are happy with our BlackBerry smartphones and the new BES 10 platform, which has enabled easy segregation of work and personal activities for our employees. Downloading apps has never been so convenient - even from a basic user's perspective, the segmentation is clear. The BlackBerry platform ensures that our corporate data is not at risk."

BlackBerry Enterprise Service 10 provides FTIL with the unified device management and security platform they are looking for. "BlackBerry 10 is specifically designed to support the complex mobility requirements of our enterprise customers. We are delighted that Financial Technologies (India) Limited has selected BlackBerry 10 smartphones and BlackBerry Enterprise Service 10 to empower their employees with greater flexibility, while providing strong back-end security and management architecture," said Sunil Lalvani, Managing Director for India at BlackBerry.

For more information about BlackBerry Enterprise Service 10, please visit www.bes10.com.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

BlackBerry
Media Contact:
Varghese Thomas
+91-9886605670
vthomas@blackberry.com

or

Satchit Gayakwad
+91-9892579925
sgayakwad@blackberry.com

or

Text100 India Pvt. Ltd (PR agency for BlackBerry):
Liza Saha
+91 9871966466
lizas@text100.co.in

or

Anish Bangia
+91 9911104244
anish.bangia@text100.co.in

or

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	November 21, 2013	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer